                                                                      EXHIBIT 12

                Computation of Ratio of Earnings to Fixed Charges
                  Verizon Communications Inc. and Subsidiaries

                                                                                                             (dollars in millions)

Years Ended December 31,                                                 2001          2000         1999         1998         1997
------------------------------------------------------------------------------------------------------------------------------------

Income before provision for income taxes, extraordinary items,
  and cumulative effect of accounting change                        $   2,766   $    17,819   $   13,168   $    8,801   $    8,306
Minority interest                                                         622           216           79          182          164
Equity in (income) loss from unconsolidated businesses (1)               (727)       (3,792)        (511)         216          (48)
Dividends from unconsolidated businesses                                  244           215          336          353          304
Interest expense                                                        3,369         3,502        2,638        2,746        2,510
Portion of rent expense representing interest                             427           351          336          340          324
Amortization of capitalized interest                                       70            52           33           25           19
                                                                    ----------------------------------------------------------------


Income, as adjusted                                                 $   6,771   $    18,363   $   16,079   $   12,663   $   11,579
                                                                    ================================================================

Fixed charges:
Interest expense, including interest related to lease financing
  activities                                                        $   3,369   $     3,502   $    2,638   $    2,746   $    2,510
Portion of rent expense representing interest                             427           351          336          340          324
Capitalized interest                                                      368           230          146          117          129
Priority distributions                                                      -             -            -            -           19
Preferred stock dividend requirement                                       36            26          106          119          116
                                                                    ----------------------------------------------------------------


Fixed Charges                                                       $   4,200   $     4,109   $    3,226   $    3,322   $    3,098
                                                                    ================================================================


Ratio of Earnings to Fixed Charges                                       1.61          4.47         4.98         3.81         3.74
                                                                    ================================================================


(1) Current year excludes the write-down of cost method investments of $5,769 million, which reduces income before provision for income taxes, extraordinary items and cumulative effect of changes in accounting principles. The ratio of earnings to fixed charges would have been 2.99 if income also excludes the write-down of cost method investments.